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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                 Kenmar Global Trust
                (Exact name of registrant as specified in its charter)
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            Delaware                                    06-6429854
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(State of incorporation or organization)   (I.R.S. Employer Identification No.)


c/o Kenmar Advisory Corp.
Two American Lane,
P.O. Box 5150
Greenwich, Connecticut                                06831-8150
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(Address of principal executive office)               (Zip Code)







Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class          Name of each exchange on which
     to be so registered          each class is to be registered
     -------------------         -------------------------------


         none                              none
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Securities to be registered pursuant to Section 12(g) of the Act:


                             Units of Beneficial Interest
                                Kenmar Global Trust
                             -----------------------------
                                   (Title of Class)

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The Exhibit Index starts on page 5.                 Page 1 of 5



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Item 1.  Description of Registrant's Securities to Be Registered.

         The securities to be registered are Units of Beneficial Interest (the "Units") of Kenmar Global Trust (the "Trust"), a Delaware business trust organized under the Delaware Business Trust Act to engage in speculative trading in the domestic and international futures, forward, options and related markets. Kenmar Advisory Corp. is the managing owner of the Trust (the "Managing Owner"). The Managing Owner manages the Trust's trading by allocating the Trust's assets to multiple commodity trading advisors (the "Advisors"). The Managing Owner believes that the most effective means of controlling the risks of the Trust's futures, forward and options trading is through a diversified portfolio of Advisors. An important part of this strategy focusses on controlling risk by combining Advisors who employ diverse trading methodologies such as technical, fundamental, systematic, trend following, discretionary or mathematical and who exhibit diverse performance characteristics. The objective of this strategy is to construct a portfolio of Advisors whose combined performance best meets the investment aim of the Trust to achieve superior returns within appropriately defined parameters of risk. The Advisors trade independently of each other in a wide range of global markets applying diverse trading strategies. The Units are fully paid and nonassessable.

         Except for charges and credits specific to particular Units, the Managing Owner and each beneficial owner of units of the Trust (a "Unitholder") or assignee, as the case may be, share in the profits and losses of the Trust in proportion to the amount of Trust interest owned by each. Paragraph 8 of the Trust's Amended and Restated Declaration of Trust and Trust Agreement (the "Agreement") describes the capital accounts of the Managing Owner, the method for determining the value of such accounts, and the allocation of the Trust's profit and loss among the Managing Owner and the Unitholders and their assignees for federal income tax purposes. A Unitholder is liable for the losses and obligations of the Trust only to the extent of the capital contributed by him, his share of the profits, if any, remaining in the Trust and such other amounts as he may be liable for pursuant to the Delaware Business Trust Act.

         The Agreement, which does not provide for regular or periodic cash distributions, gives the Managing Owner sole discretion in determining what distributions of profits and income, if any, shall be made to the Unitholders as well as sole discretion to execute various documents on behalf of the Trust and the Unitholders pursuant to powers of attorney and to supervise the liquidation of the Trust if an event causing dissolution of the Trust occurs.
 The Managing Owner does not presently anticipate making any distributions. If the Trust has taxable income for a fiscal year, such income will be taxable to the Unitholders in accordance with their distributive shares of the Trust's profits, whether or not such profits have been distributed to the Unitholders. Accordingly, the tax liability of Unitholders for any profit of the Trust will, in all likelihood, exceed distributions received from the Trust. Also, the Trust could sustain losses offsetting such profits after the end of the year, so that a Unitholder who did not redeem as of the year-end would never receive any of the actual profits on which taxes were paid.
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         The Agreement provides that, effective as of the close of business
(as determined by the Managing Owner) on the last day of any month beginning with the end of the sixth month after such Units are sold, a Unitholder may redeem all of any of his Units (such redemption being herein referred to as a "redemption"); provided that (i) all liabilities, contingent or otherwise, of the Trust (including the Trust's allocable share of the liabilities, contingent or otherwise, of any entities in which the Trust invests), except any liability to Unitholders on account of their capital contributions, have been paid and there remains property of the Trust sufficient to pay them and
(ii) the Managing Owner shall have timely received a request for redemption. Units redeemed on or before the end of the twelfth full calendar month and after the end of the twelfth full month but on or before the end of the eighteenth full calendar month after the date as of which such Units begin to participate in the profits and losses of the Trust are subject to early redemption charges of 3% and 2%, respectively, of the Net Asset Value (as defined in the Agreement) at which they are redeemed. Such charges will be paid to the Managing Owner. In the event that a Unitholder acquires Units at more than one month-end, such Units will be treated on a "first in, first out" basis for purposes of determining whether such Units are redeemable and whether early redemption charges apply. A request for redemption must be received by the Managing Owner at least ten (10) calendar days, or such lesser period as may be acceptable to the Managing Owner, in advance of the requested effective date of redemption. The Managing Owner may declare additional redemption dates upon notice to the Unitholders as well as to those assignees of whom the Managing Owner has notice. Upon redemption, a Unitholder receives for each Unit redeemed an amount equal to the Net Asset Value (as defined in the Agreement) of a Unit. An assignee shall not be entitled to redemption until the Managing Owner has received written notice (as described below) of the assignment, transfer or disposition under which the assignee claims an interest in the Unit to be redeemed, and an assignee shall have no claim against the Trust or the Managing Owner with respect to distributions or amounts paid on redemption of Units prior to the receipt by the Managing Owner of such notice. Only whole Units may be redeemed, unless the Managing Owner specifically otherwise consents. The Managing Owner likewise has discretion to redeem any outstanding Units under certain circumstances.

         In any dissolution of the Trust, dissolution, payment of creditors and distribution of Trust assets will be effected in accordance with the Delaware Business Trust Act. The Managing Owner and each Unitholder (and any assignee) will share in the assets of the Trust pro rata in accordance with their respective interests, less any amount owing by such Unitholder (or assignee) to the Trust.

         There are no certificates for the Units, and a Unitholder may assign, transfer or dispose of, by gift or otherwise, any of his Units or any part or all of his right, title and interest in the capital or profits of the Trust only upon giving written notice of such assignment, transfer or disposition to the Managing Owner. By the terms of the Agreement, each Unitholder agrees that he will not assign, transfer or dispose of, by gift or otherwise, any of his Units or any part or all of his right, title and interest in the capital or profits of the Trust in violation of any applicable federal or state securities laws or without giving written notice to the Managing Owner. No assignment, transfer or

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disposition by an assignee of Units of the Trust shall be effective against the Trust or the Managing Owner until the Managing Owner receives the written notice of the assignment; the Managing Owner shall not be required to give any rights under the Agreement prior to receipt of such notice. The Managing Owner may, in its sole discretion, waive any such notice. No such assignee, except with the consent of the Managing Owner, may become a substituted Unitholder, nor will the estate or any beneficiary of a deceased Unitholder or assignee have any right to redeem Units from the Trust except by redemption of Units. The Managing Owner agrees to consent to the admission of substituted Unitholders unless in the opinion of counsel for the Trust such admission would adversely affect the classification of the Trust as a Trust for federal income tax purposes. Each Unitholder agrees that with the consent of the Managing Owner any assignee may become a substituted Unitholder without need of the further act or approval of any Unitholder. If the Unitholder withholds consent, an assignee shall not become a substituted Unitholder, and shall not have any of the rights of a Unitholder, except that the assignee shall be entitled to receive that share of capital and profits and shall have the right of redemption to which his assignor would otherwise have been entitled. No assignment, transfer or disposition of Units shall be effective against the Trust or the Managing Owner until the first day of the month succeeding the month in which the Managing Owner receives notice of such assignment, transfer or disposition. No Units may be transferred where, after the transfer, either the transferee or the transferor would hold less than the minimum number of Units equivalent to an initial minimum purchase, except for transfers by gift, inheritance, intra family transfers, family dissolutions and transfers to Affiliates (as such term is defined in the Agreement)

         The Agreement provides that the Managing Owner may, in its discretion, offer and sell additional Units, at the Net Asset Value of such Units at the time of sale. The General Partner intends to continuously offer such Units. No Unitholder shall have any preemptive, preferential or other rights with respect to the issuance or sale of any additional Units.

         The Agreement provides that, upon satisfaction of certain conditions and subject to certain limitations, the Agreement may be amended, in accordance with and only to the extent permissible under the Delaware Business Trust Act, with the consent of the holders of Units representing a majority of the outstanding Units.

         The Trust's Registration Statement on Form S-1, Registration No. 333-8869, under the Securities Act of 1933 is hereby incorporated, in the form in which such Registration Statement became effective on September 26, 1997, herein by reference. (The Registration Statement in the form in which it became effective being referred to as the Registration Statement in item 2 below.)

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Item 2. Exhibits.

         (1) Amended and Restated Declaration of Trust and Trust Agreement. (Exhibit A amended to the Amendment No. 3 to the Registration Statement)

         (2) Customer Agreement between Kenmar Global Trust and ING (U.S.) Securities, Futures & Options Inc. dated as of May 21, 1997. (Exhibit 10.02 amended to the Amendment No. 2 to the Registration Statement)

         (3) Escrow Agreement among The Chase Manhattan Bank, the Managing Owner and the Trust dated as of December 17, 1996. (Exhibit 10.03 amended to the Amendment No. 2 to the Registration Statement)

         (4)  Form of Subscription Agreement and Power of Attorney.  (Exhibit
10.04 amended to the Amendment No.3 to the Registration Statement)

         (5) Form of Advisory Agreement among the Trust, the Advisor and the Managing Owner dated as of December 17, 1996 (Exhibit 10.01 amended to the Amendment No. 2 to the Registration Statement).

         (6) Form of Selling Agreement among the Trust, Managing Owner and the each Selling Agent dated as of December 13, 1996. (Exhibit 1.01 amended to the Amendment No. 2 to the Registration Statement)

         (7) Form of Amendment No. 1 to Selling Agreement between the Managing Owner and PaineWebber Incorporated dated as of August 21, 1997 (Exhibit 1.02 amended to the Amendment No. 3 to the Registration Statement.

         The above Exhibits are incorporated herein by reference from the Trust's Registration Statement on Amendment No. 3 to the Form S-1, file no. 333-8869.

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